7628 Thorndike Road

Greensboro, NC 27409-9421

September 6, 2011

CONFIDENTIAL TREATMENT REQUESTED BY RF MICRO DEVICES, INC.

PURSUANT TO 17 C.F.R. §200.83

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Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Eric Atallah

Re:	RF Micro Devices, Inc.
Form 10-K for the Fiscal Year Ended April 2, 2011
Filed June 1, 2011
Form 10-Q for the Quarterly Period Ended July 2, 2011
Filed August 11, 2011
File No. 000-22511

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated August 22, 2011 from Martin James of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William A. Priddy, Jr., the Chief Financial Officer of RF Micro Devices, Inc. (the “Company” or “RFMD”), regarding the Company’s Form 10-K for the fiscal year ended April 2, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended July 2, 2011 (the “Form 10-Q”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s August 22, 2011 letter. Page numbers referred to in the responses below reference the applicable pages of the Form 10-K or Form 10-Q, as

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appropriate. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K and/or Form 10-Q.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. §200.83, with respect to portions of the response to Comment 4. Such information is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”). In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately. Please address any notification of a request for access to such information to the undersigned at the address shown above.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 8. Financial Statements and Supplementary Data, page 44

Note 1. The Company and Significant Accounting Policies, page 51

Revenue Recognition, page 56

Comment 1: We note your disclosure that for a small percentage of revenue generated through sales of semiconductor products through distributors, you partially defer revenue. Please quantify the materiality of the sales and explain to us further your policy regarding revenue recognition for sales to distributors and how you determine the amount deferred.

Response 1: Our revenue recognition policy related to sales to distributors is to defer revenue when the terms of agreements with the distributors are such that the fixed and determinable revenue recognition criteria have not been met. Some of our distributors’ agreements have a provision that provides for a limited right of return. Accordingly, a portion of the revenue associated with these agreements is deferred at the time of shipment. Sales of our products under agreements with this limited right of return provision represented approximately 1% of sales in fiscal years 2011, 2010 and 2009. The balance of deferred revenue related to the limited right of return provision was less than $0.3 million as of the ending balance sheet date for each of the fiscal years ended 2011, 2010 and 2009.

Note 11. Income Taxes, page 73

Comment 2: We note your disclosures regarding management’s opinion that your current and future undistributed foreign earnings will be permanently reinvested and therefore no provision for U.S. income taxes has been made. Please tell us the amount of cumulative foreign earnings for which you have not recognized a tax provision and how you considered the disclosures required by ASC 740-30-50-2(b).

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Response 2: The cumulative amount of foreign earnings considered to be permanently reinvested as of April 2, 2011 for which no provision for U.S. income taxes has been made was approximately $160.0 million.

We considered the disclosure requirement of ASC 740-30-50-2(b) and concluded that disclosure of the amount of undistributed foreign earnings for which no provision for U.S. taxes has been made would not provide materially relevant information to a user of our financial statements. Foreign income taxes that have been included as an expense in the determination of undistributed foreign earnings are potentially available to reduce the amount of U.S. income taxes incurred if funds are repatriated to the U.S. parent company. The complexity of the U.S. foreign tax credit, including the impact of intercompany transactions, purchase price accounting, and exchange rate fluctuations, makes it impracticable to determine the amount of the additional U.S. tax that would be incurred on the cumulative unremitted earnings of our foreign subsidiaries. As a result, and as disclosed in our Note 11 “Income Taxes,” this also makes it impracticable to determine the related unrecognized deferred tax liability.

Considering the above factors, including the amount of cumulative undistributed foreign earnings considered to be permanently reinvested, the quantitative disclosure as set forth in ASC 740-30-50-2(b), was not considered a significant disclosure relevant to investors and other users of our financial statements in helping them to understand the potential impact of repatriation. While we did not disclose the actual amount of undistributed foreign earnings, we note that approximately $126.0 million of the approximately $160.0 million of permanently reinvested foreign earnings was generated in fiscal 2009, 2010 and 2011 for which the components of pre-tax foreign income and foreign income tax expense are included in Note 11 “Income Taxes.”

However, in response to the Staff’s comment, in the tax footnote of the notes to the consolidated financial statements included with future Annual Report on Form 10-K filings, we will disclose to the extent material the amount of undistributed foreign earnings for which no provision for U.S. income taxes has been made due to their treatment as being permanently reinvested substantially as follows:

“At (Month) (Date), 20XX, the Company has not provided U.S. deferred taxes on approximately $XXX of undistributed earnings of foreign subsidiaries that have been reinvested outside the U.S. indefinitely.”

Comment 3: Further to the above, if significant, please consider providing in future filings enhanced liquidity disclosures in your MD&A to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response 3: We respectfully acknowledge the comment by the Staff and have considered the disclosure requirements in Item 303(a)(1) of Regulation S-K and the guidance in

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Section IV of SEC Release 33-8350. We note that Item 303(a)(1) of Regulation S-K requires a registrant to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” As of April 2, 2011, $82.4 million of the $291.6 million of our cash, cash equivalents, and short-term investments was held by our foreign subsidiaries. As disclosed in Note 11 “Income Taxes,” the undistributed earnings of our foreign subsidiaries currently are permanently reinvested. We respectively submit that because there is no current intention or business need to distribute the cumulative earnings of our foreign subsidiaries to the U.S. parent company to fund domestic operations, there will be no tax impact from repatriation (and no resulting material change in our liquidity).

However, in response to the Staff’s comment, in our MD&A liquidity disclosures in future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose to the extent material the amount of investments held by our foreign subsidiaries and the potential tax impact associated with repatriation of undistributed foreign earnings substantially as follows:

“At (Month) (Date), 20XX our total cash, cash equivalents, and short-term investments were $XXX. This balance includes approximately $XXX held by our foreign subsidiaries. If these funds held by our foreign subsidiaries are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, under our current plans, we expect to permanently reinvest these funds outside of the U.S. and do not expect to repatriate them to fund our U.S. operations.”

Note 15. Operating Segment and Geographic Information, page 85

Comment 4: We note from your disclosures on page 27 that you aggregate the financial information of the Cellular Products Group and Multi-Market Products Group into one operating segment pursuant to the aggregation criteria set forth in ASC Topic 820. Please tell us the basis for aggregating your operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11. Please explain to us how you concluded that your operating segments demonstrate similar economic characteristics, including a discussion of your revenue growth rates for your Cellular Products Group and Multi-Market Products Group.

Response 4: As noted in our disclosure on page 27 of the Form 10-K, we had two operating segments as of April 2, 2011 (Cellular Products Group (“CPG”) and Multi-Markets Product Group (“MPG”)); however, we report information as one reportable segment pursuant to the aggregation criteria in accordance with ASC 280-10-50-11. We respectfully advise the Staff that we believe that aggregation of our operating segments clearly meets the objectives and basic principles of ASC 280-10-50-11, as clarified in the implementation guidance related to the application of the aggregation criteria in ASC 280-10-55-7C, because the types of business activities in which our operating segments engage and the economic environments in which they operate are the same.

RFMD designs and manufactures high-performance radio frequency components and compound semiconductor technologies. We have a functional organization structure and both CPG and

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MPG have shared research and development expenses and are supported by shared manufacturing support systems and shared general and administrative functions. The Chief Operating Decision Maker (“CODM”), who is defined as our CEO (pursuant to ASC 280-10-50-5), uses our consolidated financial results of operations to monitor and evaluate performance and to allocate resources as necessary (the key elements monitored include operating margin, spending by all operating functions and overall profitability of RFMD). In addition, budget decisions and capital expenditures are made on a total company level. The CODM reviews the performance of CPG and MPG to assist in understanding the drivers of our total company results including non-GAAP operating margins. We maintain that an aggregated presentation helps the users of our financial statements better understand our performance, better assess our prospects for future cash flows and enables more informed judgments about RFMD as a whole in the same ways that the aggregated perspective helps the CODM manage the Company.

We considered the following areas when determining the similarity of our operating segments: (i) type of products; (ii) production processes; (iii) type or class of customers; (iv) methods of product distribution; and (v) regulatory environment. The following is a summary of our analysis of each of these areas:

(i)	Type of products - Our operating segments produce semiconductor-based components for use in RF communications equipment. The products have varying levels of complexity, but none are consumer products or high-level assembly products, and all can be readily adapted by customers for a variety of end markets. Basically, we supply components, i.e. “chips in a package” that other companies use to produce end-user products. CPG and MPG are subject to the same factors that cause variation of financial contribution including (1) product lifecycle (cost and average selling price), (2) number of competitors, (3) product differentiation, and (4) size of market opportunity. Changes in these factors produce the normal fluctuations that a product experiences in the market over its lifecycle. CPG and MPG have products that span the various stages of the lifecycle, the mix of which can change based on market conditions. For both segments, financial performance will be positively impacted by newly released products as compared to products nearing the end of their lifecycles.

(ii)	Production Processes - Our semiconductor-based components are produced using the same manufacturing steps: wafer fabrication; packaging; and testing. Materials and semiconductor process technologies used in production vary somewhat from product to product; however, our manufacturing facilities and equipment used to fabricate the products are similar, and in most cases both operating segments utilize the same internal manufacturing facilities across the production processes, and our facilities, equipment and processes are not correlated with either particular customers or end markets. Both CPG and MPG have access to all production processes, and each group uses a variety of processes to produce its component products, including various outside sources of technology and production.

(iii)	Type or Class of Customers - Our customers and target customers are the same across both CPG and MPG: original equipment manufacturers (OEMs); original

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design manufacturers (ODMs); contract manufacturers; and reference designers of electronic communications equipment. CPG and MPG share some of the same top customers. Our customers generally are involved in making end products for multiple applications and markets and are not obliged to inform RFMD of the precise usage of our products. A customer could use the identical device in different products for different markets without our knowledge.

(iv)	Methods of Product Distribution - All of our components are sold by RFMD’s sales force as well as commissionable external sales representatives and authorized distributors and through our web site. Both CPG and MPG distribute products through our manufacturing facilities and through third party subcontractors who complete the final assembly and test processes.

(v)	Regulatory Environment – All of our components are subject to the same regulatory environment. Products must meet RF emission standards set by local regulatory bodies, and our manufacturing is subject to many environmental regulations that require constant monitoring and governmental reporting. CPG and MPG operate in similar international and domestic geographies and are covered by the same regulatory environment.

In addition, ASC 280 requires us to consider long-term financial performance and indicates that evaluating similar economic characteristics is a matter of judgment that depends on the specific facts and circumstances of the company. The following qualitative characteristics form a significant part of our best judgment that both of our operating segments are economically similar:

(i)	Market Opportunities - The innate similarities in both of our operating segments includes dependence on the overall strength of the wireless market, and we believe the long-term future outlook for both segments is similarly positive. We expect that the overall five-year growth rates for CPG and MPG markets will be similar.

(ii)	Competitive Environment – Both of our operating segments are subject to the same design-win process. Design-wins are valuable for any product because of the length of the design cycle and the reality that the design-win represents a long-term revenue stream due to the difficulty of replacing our products with a competitor’s products. Both CPG and MPG have a large number of competitors.

(iii)	Operational Risks – Both of our operating segments face the same risks in terms of securing manufacturing capacity at the suppliers that serve both operating segments, lead-time constraints, costs and other purchasing terms of vendors, and terms required by the distribution channel that serves both operating segments.

Management has determined that non-GAAP operating margin is the most appropriate measure of RFMD’s financial performance and therefore the economic characteristic to be analyzed in the application of the aggregation criteria of ASC 280. As disclosed in our earnings releases furnished on Form 8-Ks filed with the Commission, non-GAAP operating margin excludes share-based compensation expense, intangible amortization, other non-cash expenses and any applicable restructuring charges. When calculating non-GAAP operating margin for our

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operating segments, we allocate shared manufacturing costs, research and development expenses, sales and marketing expenses and general and administrative expenses.

Our focus on non-GAAP operating margin arose from a prominent consulting firm’s 2008 evaluation of our market opportunities, competitive environment and operation risks that was designed to provide us with advice on our capital investments and improving our financial performance. As a result of this evaluation, it was determined that our return on invested capital (ROIC) was less than our weighted average cost of capital. This led our management to focus on improving our ROIC as we believe increasing ROIC will increase our shareholder value.

As defined in our earnings releases furnished on Form 8-Ks filed with the Commission, ROIC is calculated by dividing annualized non-GAAP operating income, net of cash taxes, by average invested capital. Accordingly, non-GAAP operating margin is the “numerator” in the calculation of ROIC and the most significant operating measure for calculating ROIC. While we generally do not discuss non-GAAP financial measures in the Management’s Discussion and Analysis section of our quarterly and annual reports, our management’s focus on non-GAAP operating margin and ROIC is evidenced by the frequent references to and discussion of these metrics in our quarterly earnings releases and calls.

Non-GAAP operating margin is also the most prominent indicator of economic similarity because the measure includes all operating costs (not just cost of goods sold) that are critical to the financial performance of our business. General and administrative, sales and marketing and research and development costs, which represented 27% of our total operating costs in fiscal 2011, are significant to our overall performance. Because our CPG and MPG operating segments are both similarly impacted by investments in technology, new products and external market events, non-GAAP operating margins provide the best indicator to our CODM of our performance, including with respect to costs, against our benchmark business plan and overall targeted financial model. We believe non-GAAP operating margin demonstrates the economic similarities of our operating segments and provides the most prominent measure of operating performance for our CODM.

The long-range non-GAAP operating margins of CPG and MPG are expected to be similar. This similarity is driven by the interdependent relationship of CPG and MPG, the similar manufacturing processes, and the shared resources and services (which equate to approximately [***]% of total expenses).

The following table shows our financial performance measure for our operating segments for our most recently completed fiscal year 2011, our current fiscal year 2012 and our next fiscal year 2013:

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Non-GAAP Operating Margin:

	FY 2011		FY 2012*		FY 2013*

CPG	[***]	%**	[***]	%	[***]	%

MPG	[***]	%	[***]	%	[***]	%

*	Per RFMD Plan
**	Our fiscal 2011 financial results include our revenue and costs from our transceiver business. Although we announced our strategic decision to eliminate our investments in cellular transceivers during fiscal 2009, transceiver revenue contributed approximately $[***] million to revenue in fiscal 2011 and was accretive to operating margins as there were minimal expenses attributable to this revenue in fiscal 2011. Excluding our revenue and costs from our transceiver business, our non-GAAP operating margin for CPG was approximately [***]%.

RFMD began operating its business under two operating segments (CPG and MPG) in fiscal 2009 as a result of a significant business acquisition that constituted the majority of the newly created MPG segment. In fiscal years 2009 and 2010, however, the Company experienced several significant events, as follows: (1) the completion of three acquisitions; (2) a strategic restructuring to reduce or eliminate our investments in wireless systems (including cellular transceivers); and, (3) the impact from the severe global economic recession (which resulted in a restructuring that decreased our workforce and impaired assets). As a result of these events, the financial results of CPG and MPG were volatile during these years and not representative of the true economics of these businesses in a normalized environment.

As shown in the above table, our future non-GAAP operating margin is projected to be similar in fiscal years 2012 and 2013. In addition, our long-range non-GAAP operating margins for CPG and MPG for the five-year period ending fiscal 2018 are targeted at levels comparable to fiscal 2013.

We believe that our use of a single reporting segment alignment properly reflects the fact that our products and our business target a single macro communications market that we serve as a designer and manufacturer of RF components and compound semiconductor technologies. The delineation of our two operating segments reflects our grouping of “like” applications, rather than differing economic characteristics of the operating segments. Our focus is on non-GAAP operating margin as discussed above, as well as total company revenue growth. Changes in our operating segment revenue are driven by the timing of new product introductions, products reaching end of life, and other general market factors applicable to both CPG and MPG. The portion of products at different lifecycles within CPG and MPG is dynamic and ebbs and flows with our product development portfolio on an aggregated basis. For example, as we exited our transceiver business, CPG had to increase its design wins in order to offset the loss of this business.

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The following lifecycle description applies to all products across both CPG and MPG:

(i)	Product introduction – Revenues at this stage are low and relatively unstable. During this period, we are working with our OEM/ODM customers to get our products designed into OEM/ODM equipment, or gain “design wins.”

(ii)	Product ramp – Once the product has achieved a higher volume design win, the product will earn increasing revenues. Once a product is designed into a piece of OEM/ODM equipment, the design may remain the same for several years, as it is expensive for the OEM/ODM to change its product design frequently. These design wins may provide a revenue stream to us for several years.

(iii)	End of life – Products may experience some erosion to their average selling prices as customers request price reductions on aging technology and transition to next generation equipment, buying fewer quantities of aging products.

We maintain one centralized product development engineering software tool to manage each phase of the product lifecycle due to the similarities of the product lifecycles of CPG and MPG.

For the reasons set forth above, we continue to conclude that non-GAAP operating margin is the most prominent and appropriate measure to evaluate the economic similarities of our operating segments. We do, however, consider other relevant metrics such as revenue growth trends. For example, in fiscal 2011, revenue growth rates increased at both CPG and MPG, although at dissimilar levels. By managing our costs, however, the non-GAAP operating margins for CPG and MPG in fiscal 2011 were relatively similar as shown in the above table and relatively consistent with our benchmark plan for the year. We believe that due to the evolution of business maturity and mix of product life cycles within each operating segment, using separate revenue growth of CPG and MPG would not be meaningful to investors; therefore, we generally do not discuss segment revenue growth rates in our earnings calls and instead focus on the overall revenue growth of RFMD. We believe that segment sales growth rates are more volatile and may not be indicative of our long-term sales/growth trends and the overall future prospects of our business. We expect our long-term revenue growth rates for both CPG and MPG to increase as revenue increases, with our total company growth rate to be approximately [***]%. However, in any given year due to product lifecycles or external factors, CPG revenue growth will exceed MPG revenue growth while in other years MPG will exceed CPG. Despite these fluctuations, we expect to manage our costs to achieve substantially similar operating margins for our operating segments that are consistent with our long-term targets as shown above. We will continue to disclose revenue for CPG and MPG in our Annual Report on Form 10-K pursuant to the requirements of ASC 280-10-50-40, and as noted in our letter dated March 23, 2007 responding to the Staff’s comment letter dated March 9, 2007.

Based on the above considerations, we respectfully submit that aggregation of our operating segments is consistent with the objectives and principles of ASC 280 due to their similar business activities and the similarity of the economic environment in which they operate. We will continue to monitor the operating margins of CPG and MPG in the future to ensure that aggregation of these segments is appropriate under applicable accounting principles and guidance.

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Form 10-Q for the quarterly period ended July 2, 2011

Revenue, page 15

Comment 5: Please tell us, and revise future filings to clarify, the causes of the material changes to the line items you disclose, including the portion attributable to new products. For example, you disclose that decreases to revenue were partially offset by “an increase in sales.” However, it is unclear what material factors fueled the increases to sales you mention. We note, however, from management’s earnings call that your newest products are driving growth and diversification, and you see significant traction across all smartphone manufacturers and platform providers. We also note the reference during such call to your expanding portfolio of switch and signal conditioning products as driving growth.

Response 5: In response to the Staff’s comment, in our future filings we will include a more detailed discussion of causes of material changes to the line items we disclose, and quantify the same to the extent practical. While we track overall market and company trends related to new product releases, we do not routinely calculate, report or review “new product” sales. Because no industry standard exists to delineate what constitutes a “new product,” including how long a product would be included in that category during its lifecycle, we do not believe that an attempt to quantify and disclose such data would be meaningful to the investing public.

As noted in our Form 10-Q for the quarterly period ended July 2, 2011, our revenue decreased during the three months ended July 2, 2011 as compared to the corresponding period of fiscal 2011. For the quarter, sales of our cellular products decreased year-over-year primarily due to lower sales to Nokia driven by the expected decline of transceiver product sales. These decreases to revenue were partially offset by an increase in sales of our 3G/4G cellular components to customers other than Nokia and an increase in sales of our multi-market products (including our components for WiFi applications, wireless infrastructure products and our GaN products used in radar equipment and cable equipment).

The demand for mobile data has fueled growth in smartphones, which is driving opportunities for RF component suppliers. The increase in sales of our 3G/4G cellular components was primarily driven by new products including our PowerSmart™ front end solutions, our ultra-high efficiency 3G/4G power amplifiers and our silicon-on-insulator based switches, as well as market share gains. Our WiFi applications market is expanding as performance requirements increase for smartphones and tablets. For our wireless infrastructure products, the proliferation of smartphones and the increasing demand for mobile broadband data is causing carriers to expand their cellular backhaul networks, which benefits our expanding portfolio of point-to-point radio chipsets in support of the cellular backhaul. Additionally, our GaN-based product revenue increased as our advanced technology supports industry leaders in the market for radar and cable equipment.

Closing

The Company acknowledges that:

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•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.7975. Thank you for your time and attention.

Sincerely,

/s/ William A. Priddy, Jr.
William A. Priddy, Jr.
Chief Financial Officer and Vice President,
Finance and Administration

cc:	Barry Church

Gina Harrison

Laura Miller